UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                             SEC FILE NUMBER 1-8662
                             CUSIP NUMBER 749328100

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
              [ ] Form N-SAR

For Period Ended: March 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

      Read Instruction (on back page) Before Preparing Form. Please Print or
      Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                           RCG Companies Incorporated
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                             Full Name of Registrant


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                            Former Name if Applicable

                         6836 Morrison Blvd., Suite 200
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      Address of Principal Executive Office (Street and Number)

                              Charlotte, NC 28211
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                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005 within the prescribed time period because of the integration of the recent acquisitions of Farequest Holdings, Inc. and OneTravel, Inc.; the review of the quarterly financials will not be completed within the prescribed time period without unreasonable effort or expense. The Registrant believes at this time that its Form 10-Q for the Quarter ended March 31, 2005 will be filed within the grace period provided for under Rule 12-b-25.

(Attach Extra Sheets if Needed)



PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      (Name) Marc E. Bercoon (Area Code) 770 (Telephone Number)730-2860

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the exact results have not been determined at this time, based upon the Company's preliminary calculations, it is anticipated that the results of operations for the quarter ended March 31, 2005 will show a loss in the range of $2.5-3.5 million greater than the reported loss of $8.2 million for the same period in 2004.




                           RCG Companies Incorporated
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2005       By /s/ Marc E. Bercoon
                               --------------------------
                               Marc E. Bercoon, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).